====================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            -----------------------
                            People's Choice TV Corp.
                                (Name of Issuer)

                            -----------------------

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                            -----------------------

                                  710847 10 4
                                 (CUSIP Number)

                            -----------------------

                                 Don A. Jensen
                          Vice President and Secretary
                               Sprint Corporation
                                 P.O. Box 11315
                          Kansas City, Missouri 64112
                                 (913) 624-3326
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                            Bruce N. Hawthorne, Esq.
                                King & Spalding
                              191 Peachtree Street
                          Atlanta, Georgia 30303-1763
                           Telephone: (404) 572-4600

                                 April 6, 1999
       (Date of Event which Requires Filing of Statement on Schedule 13D)

                            -----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

================================================================================

CUSIP No. 710847 10 4
          -----------


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Sprint Corporation
     48-0457967

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

          WC
--------------------------------------------------------------------------------

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas

--------------------------------------------------------------------------------

  NUMBER OF      7.  SOLE VOTING POWER
   SHARES            2,210,688 *
 BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY           3,681,751 **
    EACH         9.  SOLE DISPOSITIVE POWER
  REPORTING          2,210,688 *
 PERSON WITH     10. SHARED DISPOSITIVE POWER
                     3,681,751 **
-------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,892,439 ***

--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ X ]

    The foregoing amounts exclude any shares of Common Stock held by executive officers and directors of the Reporting Person, if any. The Reporting Person disclaims beneficial ownership of any shares held by such officers and directors.
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    36.3%

    The foregoing reflects the Owned Preferred, the Preferred Options and the Common Options (each defined in the Note following Line 14) and is calculated in accordance with Rule 13d-3, which requires that the Reporting Person assume that the total number of outstanding shares of Common Stock are equal to the number actually outstanding plus the number that would be issued upon conversion of the Owned Preferred and exercise and conversion of the Preferred Options held by the Reporting Person. See the Note following Line 14.

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

* Reflects the voting power of the 497,405 shares (the "Owned Preferred") of Convertible Cumulative Pay-in-Kind Preferred Stock, par value $0.01 per share (the "Preferred Stock"), held by the Reporting Person. The Preferred Stock possesses approximately 4.444 votes per share and is convertible at any time, at the option of the holder, into shares of Common Stock at a conversion price of $22.50 (or approximately 4.444 shares of Common Stock for each share of Preferred Stock), subject to certain adjustments.

** Reflects the irrevocable proxies (the "Proxies") granted to the Reportable Person with respect to 1,694,823 and 881,600 shares of Common Stock, respectively, which entitle the Reporting Person to vote on all matters presented for a vote of stockholders (other than election of directors, as to which the grantors of such proxies retain voting power), as described in Item 4 below. Also reflects the Preferred Options, over which Sprint may be deemed to have beneficial ownership.

*** Reflects the Owned Preferred and, in addition, shares covered by options held by the Reporting Person to purchase 123,699 shares and 125,000 shares of Preferred Stock, respectively (together, the "Preferred Options"). The shares of Preferred Stock underlying the Preferred Options are convertible at any time at the option of the holder into an aggregate of 1,105,328 shares of Common Stock, over which the Reporting Person may be deemed to possess beneficial ownership. The foregoing also reflects options to purchase an aggregate of 2,576,423 shares of Common Stock (together, the "Common Options") and proxies to vote such shares on certain matters. See Items 4 and 5.

Item 1.  Security and Issuer.

    This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of People's Choice TV Corp., a Delaware corporation (the "Company"), that are issuable upon conversion of the shares of Convertible Cumulative Pay-in-Kind Preferred Stock, par value $0.01 per share (the "Preferred Stock"), and certain options to purchase Preferred Stock and Common Stock (each described in Item 4) held by Sprint Corporation, a Kansas corporation ("Sprint," or the "Reporting Person").

    The address of the Company's principal executive offices is 2 Corporate Drive, Suite 249, Shelton, Connecticut 06484.

Item 2.  Identity and Background.

    (a)--(c), (f) This Statement is being filed by Sprint. Sprint's principal business address is 2330 Shawnee Mission Parkway, Westwood, Kansas 66205.
Sprint is a diversified telecommunications service provider. Its principal activities include long distance service, local service, wireless personal communications services, product distribution and directory publishing activities, and other telecommunications activities, investments and alliances. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Sprint and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in SCHEDULE I hereto and are incorporated herein by reference. Each
             ----------
of such directors and executive officers is a citizen of the United States, except: Michel Bon is a citizen of France; and Ron Sommer is a citizen of Germany.

    (d)--(e) During the past five years, neither Sprint nor, to the best knowledge of Sprint, any of the persons listed in Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

    Terms used and not defined in this Item have the respective meanings assigned to such terms in Item 4.

    All amounts paid, or to be paid, by Sprint for the securities described in this Schedule 13D have been, or will be, as applicable, funded from amounts available in its cash accounts.

Preferred Stock.
---------------

    Sprint paid $15 million to acquire the Owned Preferred.

    If Sprint acquires the First Preferred Option Shares, Sprint will pay for such shares: (i) $4,480,109.00, plus (ii) an amount equal to interest accrued on such $4,480,109.00 at the rate of six percent (6%) per annum, compounded quarterly, calculated from April 6, 1999 to the date of closing of such purchase.

    If Sprint acquires the Second Preferred Option Shares, Sprint will pay for such shares: (i) $3,853,420.00, plus (ii) an amount equal to interest accrued on such $3,853,420.00 at the rate of six percent (6%) per annum, compounded quarterly, calculated from April 6, 1999 to the date of closing of such purchase.

Common Stock.
------------

    If Sprint acquires all of the Oristano Option Shares, Sprint will pay $13,558,584 for such shares, subject to the adjustments described in Item 4.

    If Sprint acquires all of the Baywater Option Shares, Sprint will pay $7,052,800 for such shares.

    If Sprint acquires all of the outstanding shares of Common Stock pursuant to the Merger, Sprint will pay $103,390,536 for such shares, based on the number of shares of Common Stock outstanding as of March 25, 1999 as reported in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1998. Sprint disclaims beneficial ownership of such shares. The Merger Agreement provides that shares of Common Stock that are owned by Sprint (and shares of Common Stock and Preferred Stock that are owned by the Company as treasury stock) will be cancelled in the Merger.

Item 4.  Purpose of the Transaction.

    MERGER AGREEMENT. Sprint, MM Acquisition Corp., a wholly owned subsidiary of
    ----------------
Sprint incorporated under the laws of the State of Delaware ("the Subsidiary"), and the Company have entered into an Agreement and Plan of Merger, dated as of April 12, 1999 (the "Merger Agreement"), pursuant to which the parties have agreed that the Subsidiary will complete a merger with and into the Company (the "Merger"). Upon completion of the Merger, Sprint will own all of the outstanding shares of Common Stock of the Company. The Company shall be the "Surviving Corporation" in the Merger.

    Sprint entered into the Merger Agreement with the intent of acquiring control of, and the entire common equity interest in, the Company. Pursuant to the Merger Agreement, (A) each outstanding share of Common Stock will be cancelled and converted into the right to receive $8.00 in cash, without interest (the "Merger Consideration"), and (B) each share of Preferred Stock shall continue to be an issued and outstanding share of Preferred Stock of the Surviving Corporation.

    Pursuant to the Merger Agreement, the Company has established a rights plan ("Rights Plan") pursuant to which a right (each, a "Right") to purchase a new class of preferred stock of the Company will be distributed as a dividend on each share of Common Sock. Pursuant to the Rights Plan, if any person becomes the beneficial owner of 15% or more of the Common Stock (other than pursuant to an offer for all shares which is fair to and otherwise in the best interests of the Company) then each Right not owned by such 15% or more shareholder or certain related parties will entitle its holder to purchase, at the Right's then-current price, shares of Common Stock having a value of twice the Right's exercise price. The Company has agreed pursuant to the Merger Agreement that the Merger and the other transactions contemplated by the Merger Agreement will not be subject to such Rights Plan and all rights to purchase the preferred stock established pursuant to such plan shall expire at the effective time of the Merger. The Merger Agreement also contains provisions regarding board recommendations, alternative acquisition proposals and termination fees.

    The Company has agreed pursuant to the Merger Agreement that it shall in no way prohibit Sprint or any of its affiliates from purchasing shares of capital stock of the Company or entering into option, lock-up, voting or proxy agreements or any other similar agreements with respect to such stock (including, but not limited to, amending the Rights Plan to cause such acquisition or agreement to trigger a "Stock Acquisition Date" or "Distribution Date" or cause Sprint or any of its affiliates to become an "Acquiring Person", as such terms are defined in the Rights Plan) at any time prior to the consummation of the Merger.

    COMMON OPTION AGREEMENTS.   Sprint has entered into (i) a Stockholder and
    ------------------------
Option Agreement with Matthew Oristano, on his own behalf and as attorney-in-fact for certain family members and related entities on Schedule I thereto (the "Oristano Holders"), dated April 12, 1999 (the "Oristano Agreement"), and (ii) a Stockholder and Option Agreement with Bay Harbour Management, LC ("Bay"), dated April 12, 1999 (the "Bay Agreement", and together with the Oristano Agreement, the "Option Agreements"). Sprint entered into the Option Agreement with the purpose of facilitating its efforts to consummate the Merger.

    Pursuant to the Option Agreements, the Oristano Holders and Bay granted to
Sprint: (i) irrevocable options (the "Common Options") to purchase 1,694,823 and 881,600 shares of Common Stock, respectively (the "Option Shares"), at a purchase price equal to $8.00 in cash per Option Share (the "Option Price"), and
(ii) an irrevocable proxy to vote (or refrain from voting) the Option Shares with respect to any issue brought before the stockholders of the Company, other than with respect to the election of directors of the Company.

    If prior to the closing of the purchase of Common Stock pursuant to the exercise of the Common Stock Options (a "Purchase"), Sprint purchases any shares of the Common Stock for an amount per share in excess of the Option Price (the "Excess Amount"), then the amount per Option Share to be paid by Sprint upon exercise of any of the Common Options shall equal the sum of the Option Price plus the Excess Amount. If following the date of any purchase, Sprint purchases any shares of the Company Common Stock for an amount per share in excess of the sum of the Option Price plus, if applicable, the Excess Amount plus any other amount previously remitted pursuant to the Option Agreements (the "Subsequent Excess Amount"), then Sprint will remit to Stockholder an amount equal to the Subsequent Excess Amount for each Option Share purchased at the closing of the Option Agreement. Each of the Common Options expires 10 days after the transactions contemplated by such Option Agreement receives approval required by the HSR Act, if the Option has not been exercised by Sprint or its designee on or before such date (the "Expiration Date"). If the Common Options have not been exercised by Sprint on or before the Expiration Date, each of the Oristano Holders and Bay shall have the right at such time, and for a period of 30 days thereafter, to require Sprint or its designee to purchase the Option Shares at the Option Price, as adjusted (if necessary) in accordance with the Option Agreements.

    Sprint may in the future enter into additional option agreements or agreements by which Sprint receives a proxy to vote shares of Common Stock of the Company, but in no case prior to the receipt of necessary approvals from the FCC shall Sprint acquire 50% or more of the voting power of the Company's capital stock.

    PREFERRED PURCHASE AGREEMENT.  On April 6, 1999, Sprint acquired 497,405
    ----------------------------
shares of Preferred Stock (the "Owned Preferred") pursuant to the Securities Purchase and Option Agreement (the "Preferred Purchase Agreement"), dated as of April 2, 1999, between Sprint and Wireless Holding LLC, a Delaware limited liability company ("Wireless Holding"). Sprint entered into the Preferred Purchase Agreement with the purpose of facilitating its efforts to consummate the Merger.

    The shares of Preferred Stock are convertible at any time into shares of Common Stock at a conversion price of $22.50 (approximately 4.444 shares of Common Stock for each share of Preferred Stock), subject to certain adjustments. The Preferred Stock is entitled to vote as a single class with the Common Stock on all matters submitted to a vote of the stockholders. Each share of Preferred Stock is entitled to approximately 4.444 votes per share. Each share of Common Stock is entitled to one vote per share.

    Pursuant to the Preferred Purchase Agreement, Sprint also acquired (i) an option (the "First Preferred Option") to purchase from Wireless Holding 123,699 shares of Preferred Stock (the "First Preferred Option Shares") and (ii) an option (the "Second Preferred Option") to acquire 125,000 shares of Preferred Stock (the "Second Preferred Option Shares"). The First Preferred Option and the Second Preferred Option are referred to collectively as the "Preferred Options."

    The shares of Preferred Stock underlying the Preferred Options are convertible at any time at the option of the holder into an aggregate of 1,105,328 shares of Common Stock, over which the Reporting Person may be deemed to possess beneficial ownership.

    The First Preferred Option must be exercised by Sprint promptly, but in no event later than 30 days, after the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and regulations thereunder ("HSR Act") with respect to such purchase. The Second Preferred Option may be exercised by Sprint at any time prior to the Expiration Date described below.

    The Preferred Options each expire on the 18th-month anniversary of the Preferred Purchase Agreement (the "Expiration Date"), subject to early termination by Wireless Holding if early termination or expiration of the HSR Act waiting period has not occurred within 150 days of the date of the Preferred Purchase Agreement. If an option has not been exercised prior to the Expiration Date, Wireless Holding has the right to require Sprint to purchase the shares of Preferred Stock at the applicable option price (together with accrued interest).

    THE MERGER.  The Company Board has approved and adopted the Merger and the
    ----------
Merger Agreement. Pursuant to the Merger Agreement, the Company will be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholders' meeting convened for that purpose. The Merger Agreement must be approved by the vote of the holders of a majority of the outstanding stock of the Company entitled to vote, and must in addition be approved by the vote of the holders of two-thirds of the votes attributable to the Preferred Stock. The Preferred Stock is entitled to vote as a single class with the Common Stock on all matters submitted to a vote of the stockholders. Each share of Preferred Stock is entitled to approximately 4.444 votes per share. Each share of Common Stock is entitled to one vote per share. Sprint currently owns two-thirds of the outstanding shares of Preferred Stock and has the Preferred Options, entitling it to purchase, subject to the conditions thereof, the remaining shares of Preferred Stock that are outstanding.

    If the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of the Merger will have the right under the Delaware General Corporation Law (the "DGCL") to dissent and demand appraisal of, and receive payment in cash of the fair value of, their shares of Common Stock outstanding immediately prior to the effective date of the Merger in accordance with Section 262 of the DGCL.

    Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of such shares of Common Stock could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Common Stock. In Weinberger v. UOP, Inc.,
                                                     -----------------------
the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the amount to be paid per share of Common Stock in the Merger.

    The foregoing summary of the rights of objecting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available appraisal rights. The preservation and exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

    The foregoing description of the DGCL is not necessarily complete and is qualified in its entirety by reference to the DGCL.

    DIRECTORS.  The terms of the Preferred Stock entitle the holders thereof,
    ---------
voting as a separate class, to elect two (2) directors to the board of directors of the Company (the "Company Board") (or, if the size of the Company Board is increased, a proportionately greater number) for so long as certain permitted transferees own shares of Preferred Stock in certain minimum amounts. Sprint holds two-thirds of the outstanding shares of Preferred Stock. Currently, there are no directors on the Company Board elected by holders of Preferred Stock. Pursuant to the Merger Agreement, Sprint has agreed with the Company that it will not appoint any directors to the Board of Directors of the Company pursuant to such rights unless or until permitted by rules and regulations of the Federal Communications Commission.

    PLANS FOR THE COMPANY. It is currently expected that initially following the
    ---------------------
consummation of the Merger, the business and operations of the Company will continue as they currently are conducted without substantial change. Parent will continue to evaluate all aspects of the business, operations and management of the Company after the Merger and will take such further actions as it deems appropriate under the circumstances then existing.

    Except as described above, none of Sprint, the Subsidiary nor, to the best knowledge of Sprint and the Subsidiary, any of the persons listed on Schedule I have any present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the capitalization or dividend policy of the Company or any other material change in the Company's corporate structure or business or the composition of its Board or management.

    The above descriptions of the Merger Agreement, the Preferred Purchase Agreement and the Option Agreements and the related matters set forth in this Item are summaries, and are qualified in their entirety by reference to the complete text of such Agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.

    The information set forth in Item 4 is hereby incorporated herein by reference. Sprint owns the Owned Preferred, the Preferred Options and the Common Options. Sprint has beneficial ownership of the shares of Common Stock underlying the Owned Preferred and the Common Options, and may be deemed to have beneficial ownership of the shares of Common Stock underlying the Preferred Options.

    The Owned Preferred and the Common Options are convertible into an aggregate of 4,787,111 shares of Common Stock. Such number of shares of Common Stock represents approximately 31.6% of the outstanding shares of Common Stock of the Company on an as-converted basis.

    If the shares of Common Stock underlying the Preferred Options are deemed beneficially owned by Sprint, then Sprint beneficially owns securities convertible and exercisable into an aggregate of 5,892,439 shares of Common Stock, or approximately 36.3% of the outstanding Common Stock on an as-converted basis.

    Such percentages are calculated in accordance with Rule 13d-3, pursuant to which total number of outstanding shares of Common Stock is assumed to be equal to the number actually outstanding plus the number that would be issued upon conversion of the Owned Preferred and the shares underlying the Preferred Options.

    (b) The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 2,210,688, (ii) with respect to which there is shared voting power is 3,681,751, (iii) with respect to which there is sole dispositive power is 2,210,688, and (iv) with respect to which there is shared dispositive power is 3,681,751.

    (c) Except as set forth in Item 4, Sprint has not effected any transactions in the Common Stock during the past 60 days.

    (d)--(e)  Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The information set forth in Items 2, 4 and 5 is hereby incorporated herein by reference.


Item 7.  Material to Be Filed as Exhibits.

    The following documents are filed herewith:

  Ex. No.
  -------

    1. Securities Purchase and Option Agreement, dated as of April 2, 1999, between Sprint and Wireless Holding LLC

    2. Agreement and Plan of Merger among Sprint, MM Acquisition Corp. and the Company, dated as of April 12, 1999

    3. Stockholder and Option Agreement between Sprint and Matthew Oristano, dated April 12, 1999

    4. Stockholder and Option Agreement between Sprint and Bay Harbour Management, LC, dated April 12, 1999

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 12, 1999                  SPRINT CORPORATION


                                       By: /s/ Don A. Jensen
                                           ----------------------
                                           Title:  Vice President

                                  SCHEDULE 1

             Directors, Executive Officers and Controlling Persons
                             of Sprint Corporation


                                                                             Principal Business or
                                                                             Organization in Which
          Name                 Principal Occupation And Business          Such Business is Conducted
-------------------------  ------------------------------------------  --------------------------------
DuBose Ausley              Director of Sprint Corporation.  Chairman   Law
                           of a law firm, Ausley & McMullen, P.O.
                           Box 391, Tallahassee, FL 32302

Warren L. Batts            Director of Sprint Corporation.  Retired    Retired; manufacturing
                           Chairman and Chief Executive Officer of
                           Tupperware Corporation and retired
                           Chairman of Premark International, Inc.,
                           Suite 214, One Northfield Plaza,
                           Northfield, IL 60093

John E. Berndt             President of Sprint International, 2330     Telecommunications
                           Shawnee Mission Parkway, Westwood,
                           KS 66205

Gene M. Betts              Senior Vice President and Treasurer of      Telecommunications
                           Sprint Corporation, 2330 Shawnee
                           Mission Parkway, Westwood, KS 66205

Michel Bon                 Director of Sprint Corporation.  Chairman   Telecommunications
                           of France Telecom, 6 Place d'Alleray,
                           75505 Paris Cedex 15, France

Kevin E. Brauer            President National Integrated Services of   Telecommunications
                           Sprint Corporation, 7301 College
                           Boulevard, Overland Park, KS 66210

J. Richard Devlin          Executive Vice President and General        Telecommunications
                           Counsel of Sprint Corporation, 2330
                           Shawnee Mission Parkway, Westwood,
                           KS 66205

William T. Esrey           Chairman and Chief Executive Officer and    Telecommunications
                           Director of Sprint Corporation, 2330
                           Shawnee Mission Parkway, Westwood,
                           KS 66205

Michael B. Fuller          President Local Telecommunications          Telecommunications
                           Division of Sprint Corporation, 5454 West
                           110/th/ Street, Overland Park, KS 66211

Irvine O. Hockaday, Jr.    Director of Sprint Corporation. President   Manufacturing
                           and Chief Executive Officer of Hallmark
                           Cards, Inc., 2501 McGee Trafficway,
                           Kansas City, MO 64108

Harold S. Hook             Director of Sprint Corporation.  Retired    Retired; Financial Services
                           Chairman and Chief Executive Officer of
                           American General Corporation, Suite
                           W16-01, 2727 Allen Parkway, Houston,
                           TX 77019

Arthur B. Krause           Executive Vice President and Chief          Telecommunications
                           Financial Officer of Sprint Corporation,
                           2330 Shawnee Mission Parkway,
                           Westwood, KS 66205

Arthur A. Kurtze           Senior Vice President One Sprint Strategic  Telecommunications
                           Development of Sprint Corporation, 2330
                           Shawnee Mission Parkway, Westwood,
                           KS 66205

Ronald T. LeMay            President and Chief Operating Officer and   Telecommunications
                           Director of Sprint Corporation, 2330
                           Shawnee Mission Parkway, Westwood,
                           KS 66205

Linda Koch Lorimer         Director of Sprint Corporation.  Vice       Education
                           President and Secretary of Yale
                           University, P.O. Box 208230, New Haven,
                           CT 06520

John P. Meyer              Senior Vice President and Controller of     Telecommunications
                           Sprint Corporation, 2330 Shawnee
                           Mission Parkway, Westwood, KS 66205

Charles E. Rice            Director of Sprint Corporation.  Vice       Banking
                           Chairman-Corporate Development of
                           Bank of America, P.O. Box 40789,
                           Jacksonville, FL 32203

Theodore H. Schell         Senior Vice President Strategic Planning    Telecommunications
                           and Corporate Development of Sprint
                           Corporation, 2330 Shawnee Mission
                           Parkway, Westwood, KS 66205

Ron Sommer                 Director of Sprint Corporation.  Vice       Telecommunications
                           Chairman of the Board of Management of
                           Deutsche Telekom A.G., Friedrich-Ebert-
                           Allee 140, 53113 Bonn, Germany

Arthur B. Krause           Executive Vice President and Chief          Telecommunications
                           Financial Officer of Sprint Corporation
                           2330 Shawnee Mission Parkway,
                           Westwood, KS 66205

Andrew J. Sukawaty         President of Sprint PCS, 4900/4800 Main,    Telecommunications
                           Kansas City, MO 64112

Stewart Turley             Director of Sprint Corporation.  Retired    Retired; national chain of pharmacies
                           Chairman of Eckerd Corporation, Suite
                           201, 1465 South Fort Harrison Avenue,
                           Clearwater, FL 33756

I. Benjamin Watson         Senior Vice President Human Resources       Telecommunications
                           of Sprint Corporation, 2330 Shawnee
                           Mission Parkway, Westwood, KS 66205

Thomas E. Weigman          Senior Vice President Consumer Market       Telecommunications
                           Strategy and Communications of Sprint
                           Corporation, 2330 Shawnee Mission
                           Parkway, Westwood, KS 66205
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